EARLY WARNING REPORT FILED PURSUANT TO
PART 3 OF NATIONAL INSTRUMENT 62-103

A.	The name and address of the Offeror:

Newmont Mining Corporation (“Newmont”)
6363 Fiddlers Green Circle
Greenwood Village, CO 80111
United States

B.

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class or securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On June 7, 2010, by way of private placement, Newmont Mining Corporation of Canada Limited, a subsidiary of Newmont, acquired 2,000,000 common shares (“Common Shares”) of Eurasian Minerals Inc. (“Eurasian”) at a price of Cdn $2.20 per Common Share for aggregate gross proceeds to Eurasian of Cdn. $4,400,000.

C.

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

After giving effect to the private placement, Newmont, through its subsidiary, Newmont Mining Corporation of Canada Limited, beneficially owns and controls approximately 10.18% of the Common Shares (calculated based on 36,348,522 current outstanding Shares).

D.	The designation and number of principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i)	the offeror, either alone or together with any joint actors, has ownership and control:

See item C above.

(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

E.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

Newmont Mining Corporation of Canada Limited acquired the Common Shares in a private transaction.

E.1	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired the security in the transaction or occurrence giving rise to the obligation to file this Form.

See item B above.

F.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Common Shares have been purchased for investment purposes and Newmont may increase or decrease the investment in these securities depending upon future market conditions.

G.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

H.	The names of any joint actors in connection with the disclosure required by this Form:

Newmont Mining Corporation of Canada

I.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

See item B above.

J.

If applicable, a description of any change in any material fact set out in a previous report by the offeror under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

K.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

The Common Shares were issued pursuant to the terms of a subscription agreement and reliance is made upon the exemption noted in Section 2.3 of National Instrument 45-106 – Prospectus and Registration Exemptions.

Dated this 7th day of June, 2010.

NEWMONT MINING CORPORATION

By:	“Jeff K. Reeser”
Name: Jeff K. Reeser
Title: Vice-President and Secretary